METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of May 13, 2026, should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2026, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, and the corresponding notes to the financial statements, and the related annual MD&A.

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

Glossary of terms:

  Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.
  kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; dmt: dry metric tonnes; oz: ounces; koz: kilo ounces; Moz: million ounces; Mlbs: million pounds; ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.
  C$; Canadian Dollar; A$: Australian Dollar.

See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Management’s Discussion and Analysis	Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a royalty and streaming company that is focused on acquiring and originating gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and streams. The Company's issued and outstanding common shares (the "Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

Key Company highlights during the three months ended March 31, 2026, and subsequent period include:

  Recognized revenue from royalty and stream interests, including fixed royalty payments, of $3.1 million which represented a 78% increase compared to $1.7 million for the three months ended March 31, 2025; net income of $0.1 million compared to a net loss of $0.7 million for the three months ended March 31, 2025; and Adjusted EBITDA of $1.9 million representing an increase of 115% compared to Adjusted EBITDA of $0.9 million for the three months ended March 31, 2025 (see Non-IFRS Financial Measures);
  Received or accrued payments on 660 attributable Gold Equivalent Ounces ("GEOs") (three months ended March 31, 2025 - 628) at an average realized price of $4,871 per attributable GEO (three months ended March 31, 2025 - $2,855) (see Non-IFRS Financial Measures);

  On May 5, 2026, IAMGOLD Corp. (“IAMGOLD”) reported it plans to release an updated technical report prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) in the fourth quarter of 2026 that is expected to outline a larger scale Côté gold mine with a conceptual mine plan including both the Côté and Gosselin zones. IAMGOLD also stated that results from the 2025 Gosselin drilling program will be included in an updated Mineral Reserve and Mineral Resource estimate for Côté gold expected in the second quarter of 2026;

  On April 30, 2026, Agnico Eagle Mines Ltd. (“Agnico”) announced milling from Amalgamated Kirkland (“AK”) is expected to start in the second quarter of 2026, and on February 26, 2026, Silver Storm Mining Ltd. (“Silver Storm”) announced production at La Parrilla was expected to start in the second quarter of 2026 (See Portfolio of Royalties and Streams). Metalla expects to receive initial cash flows from both AK and La Parrilla during the 2026 fiscal year, potentially as early as the second quarter of 2026; and

  On February 19, 2026, First Quantum Minerals Ltd. (“First Quantum”) announced the filing of an updated technical report for the Taca Taca project prepared in accordance with NI 43-101 with an effective date of December 31, 2025. The findings of the technical report support the development of Taca Taca as an open pit mine with an initial mine life of 35 years, initial processing capacity of 40 Mtpa with an expansion to 60 Mtpa in the fifth year of operations, and average annual production of 291 kt of copper and 133 koz of gold in the first ten years. Proven and Probable Mineral Reserves total 1,990 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,429 kt of copper and 5,532 koz gold, and Measured and Indicated Mineral Resources total 2,078 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,716 kt of copper and 5,715 koz gold.

Management’s Discussion and Analysis	Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Key operating and financial metrics for the Company include:

	Three months ended
	March 31,	March 31,
	2026	2025
Revenue from royalty interests(1)	$3,064	$1,721
Net income (loss)	$111	$(731)
Adjusted EBITDA(2)	$1,863	$866
Total attributable GEOs(2)	660	628
Average realized price per attributable GEO(2)	$4,871	$2,855

(1) Includes fixed royalty payments.

(2) For the methodology used to calculate these measures see Non-IFRS Financial Measures.

OUTLOOK

In 2026, the Company expects to receive or accrue payments on 3,500 to 4,500 attributable GEOs(1)(2). The lower end of the range reflects current operating assumptions and known constraints, while the upper end incorporates the potential impact of improved grades, continued ramp-up of key assets, and contributions from new sources of cash flow. Primary sources of cash flows from royalties and streams for 2026 are expected to include Tocantinzinho, Wharf, Aranzazu, Endeavor, La Encantada, La Guitarra, and based on operator disclosures, the Company also expects to receive initial cash flows in 2026 from Amalgamated Kirkland and La Parrilla.

Attributable GEOs are expected to be weighted toward the second half of 2026, reflecting the timing of higher-grade production and the continued ramp-up of key assets.

Achievement of guidance will be influenced by the following:

  Wharf deliveries are expected to be lower in the first half of 2026, with crushing capacity anticipated to be restored in the second quarter of 2026;
  Tocantinzinho deliveries are expected to be more heavily weighted to the second half of the year, as higher grade ore is scheduled to be mined under the mine plan;
  Deliveries from Endeavor are expected to increase progressively over the course of the year as operations continue to ramp up; and
  Relative price performance of gold versus other commodities and the resulting impact on GEO calculation.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) The pricing used to calculate the attributable GEOs include Gold $4,500/oz, Silver $75/oz, and Copper $5/lb.

Management’s Discussion and Analysis	Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 99 royalties, streams, and other interests. Seven of the royalties and streams are in the production stage, forty are in the development stage, and the remainder are in the exploration stage.

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners:

	Three months ended
	March 31,	March 31,
Attributable GEOs(1) during the period from:	2026	2025
Tocantinzinho	253	266
Wharf	115	126
Aranzazu	133	164
Endeavor	57	-
La Guitarra	41	29
La Encantada	30	17
NLGM(2)	31	26
Total attributable GEOs(1)	660	628

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of the New Luika Gold Mine ("NLGM") held by Silverback Ltd.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Aranzazu	Aura Minerals Inc.	Zacatecas, Mexico	Cu, Au,Ag, Mo	1.0% NSR
Endeavor	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(1)
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(2)
New Luika	Saturn Resources	Tanzania	Au, Ag	15% Ag Stream
Tocantinzinho	G Mining	Pará, Brazil	Au	0.75% GVR
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR

(1) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

(2) Subject to partial buy-back and/or exemption.

Below are updates during the three months ended March 31, 2026, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On April 21, 2026, G Mining Ventures Corp. ("G Mining") announced gold production of 31,846 oz and gold sales of 33,776 oz at Tocantinzinho during the first quarter of 2026. G Mining also maintained its 2026 production guidance of 160-190 koz of gold with production expected to be weighted towards the second half of the year with approximately 62% of production expected in the second half of the year as higher-grade mineralization becomes available in accordance with the mine plan.

On March 12, 2026, G Mining provided its year-end Mineral Reserves and Resources at Tocantinzinho which consisted of Proven and Probable Reserves of 1.87 Moz of gold at a grade of 1.17 g/t contained in 49,784 kt, and Measured and Indicated Resources of 1.92 Moz gold at a grade of 1.25 g/t within 47,665 kt. G Mining also stated the 2026 exploration budget for Tocantinzinho is set at $8-10 million with the intent of discovering the next deposit within the Tocantinzinho land package.

Management’s Discussion and Analysis	Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla accrued 253 GEOs from Tocantinzinho for the first quarter of 2026.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On May 6, 2026, Coeur Mining, Inc. ("Coeur") reported first quarter gold production of 9.8 koz at Wharf. Production for the quarter was lower than the previous quarter due to the impact of fire damage to portions of the tertiary crusher which occurred in November 2025. Crushing during the period was completed via a temporary mobile crusher, with a second temporary crusher added early in the second quarter. Coeur reported that commissioning of the repaired crusher was now complete and is expected to allow a return to normal crushing and placement rates for the balance of 2026. Exploration expenditures during the first quarter were $3 million, exploration in 2026 is expected to build on the 2025 expansion and infill drilling at Juno and North Foley with the aim of adding to both Reserves and Resources. Other targets, including Annie Creek and Summit Flat, are also expected to undergo expansion and infill drilling, while scout drilling is expected to commence to continue development of the inferred pipeline. Coeur also reiterated its previous guidance for 2026 of 72-90 koz gold production and $10-$12 million on exploration expenses.

On February 17, 2026, Coeur announced an updated NI 43-101 compliant technical report for Wharf that nearly doubled the mine life to approximately 12 years. Proven and Probable Mineral Reserves at Wharf increased by 65% to 1.25 Moz of gold at a grade of 0.71 g/t, contained within 55.1 Mt, and Measured and Indicated Resources of 1.19 Moz gold at a grade of 0.6 g/t, contained within 61.8 Mt. Coeur stated that Wharf remains positioned for additional meaningful mine life extensions, with a total Inferred resource estimate of 72.9 Mt at 0.63 g/t for 1.49 Moz gold.

Metalla accrued 115 GEOs from Wharf for the first quarter of 2026.

Metalla holds a 1.0% GVR royalty on the gold produced at Wharf mine.

Aranzazu

On April 10, 2026, Aura Minerals Inc. ("Aura") reported first quarter production from Aranzazu of 15,694 GEOs (as defined by Aura), marking a 17% decrease over the fourth quarter of 2025, resulting mainly from metal prices as higher gold and silver prices negatively impacted the conversion to GEOs (as defined by Aura). Aura stated that the results were in line with their mine plan and expects production to increase in the back half of the year.

Metalla accrued 133 GEOs from Aranzazu for the first quarter of 2026.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On April 14, 2026, Polymetals Resources Ltd. ("Polymetals") reported silver production of 547,302 oz, zinc production of 1,917 kt, and lead production of 1,148 kt in the first quarter of 2026. A total of 59,264 tonnes were mined and processed from the Main Lode in January and February, with mill maintenance conducted in March. Access development to higher-grade Main Lode stopes was advanced during the quarter with planned production in the June quarter. Polymetals also reported that it expects continuous mining of the Upper North Lode ("UNL") at a rate of 20,000 tonnes per month for at least 18 months from May 2026.

On March 9, 2026, Polymetals reported that mining of high-grade silver ore from the UNL at the Endeavor mine commenced in February, with stoping now underway and about 11,000 tonnes mined to date. Polymetals also stated that, given the exceptional value of the UNL material, it plans to undertake a trial shipment of 30,000 tonnes of ore directly to a smelter to take advantage of highly attractive smelter terms and strong demand for silver. Direct shipment of ore has the potential to enhance realized metal value relative to concentrate production.

Management’s Discussion and Analysis	Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla accrued 57 GEOs from Endeavor for the first quarter of 2026.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

La Guitarra

On April 29, 2026, Sierra Madre Gold and Silver Ltd. ("Sierra Madre") reported the first stage of the La Guitarra production expansion is expected to come on-line in Q2 2026 with a meaningful reduction of unit costs as throughputs increase from the 500 tpd to 750-800 tpd.

On February 17, 2026, Sierra Madre provided an update on the planned expansion of the La Guitarra processing facility as part of its two-stage expansion at the La Guitarra silver-gold mine complex. Stage one is expected to increase processing capacity from 500 tpd to 750-800 tpd, with plant upgrades, tailings handling improvements, and equipment purchases already underway. Stage two is expected to increase processing capacity to 1,200-1,500 tpd by Q3 2027.

Metalla accrued 41 GEOs from La Guitarra for the first quarter of 2026.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On April 9, 2026, First Majestic Silver Corp. ("First Majestic") reported production of 27 oz of gold from La Encantada in the first quarter of 2026. During the quarter, two surface drill rigs completed 3,229 m of drilling to test several new exploration targets.

On February 19, 2026, First Majestic reported that mining contractors were engaged at La Encantada to accelerate development, ore flow and development rates to budget levels during the quarter. One underground rig and one surface rig completed 1,863 meters of drilling on the property to test the La Esquina exploration target.

Metalla accrued 30 GEOs from La Encantada for the first quarter of 2026.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Management’s Discussion and Analysis	Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
15-Mile	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
15-Mile (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Akasaba West	Agnico Eagle Mines	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Capricorn Metals	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
Copper World Complex	Hudbay/Mitsubishi	USA	Cu-Mo-Ag-Au	0.315% NSR(3)
COSE	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD	Gogama, Ontario	Au	1.5% NSR
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Nion Nickel	Canada	Ni-Co	2.0% NSR(1)
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Gurupi	G Mining	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Hoyle Pond Extension	Discovery Silver	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin	Unico Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Emperor Metals	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Timmins Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative returns from the royalty.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

Management’s Discussion and Analysis	Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended March 31, 2026, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Côté-Gosselin

On May 5, 2026, IAMGOLD reported it plans to release an updated technical report prepared in accordance with NI 43-101 in the fourth quarter of 2026 that is expected to outline a larger scale Côté gold mine with a conceptual mine plan including both the Côté and Gosselin zones. The technical report is expected to envision an expansion of the processing plant from 36,000 tpd to 50,000 - 55,000 tpd, with a mine plan targeting a subset of the combined mineral inventory that currently measures 18.2 million ounces Measured and Indicated Mineral Resources and 2.2 million ounces Inferred Mineral Resources. IAMGOLD also stated that it will publish an updated Mineral Reserve and Mineral Resource estimate for Côté gold in the second quarter of 2026 to incorporate the final infill holes at the end of last year with the goal to further upgrade ounces to Measured and Indicated.

IAMGOLD also reported that following the completion of the delineation diamond drilling program in 2025, 2026 activities will include 10,000 m of exploration drilling to test the north and north-east area of the Gosselin zone, of which 4,400 m were drilled in the first quarter. The results of the 2025 Gosselin drilling program will be included in the updated Mineral Reserves and Mineral Resources estimate expected in the second quarter of 2026. The estimate will inform the planned updated technical report which will consider a larger scale Côté gold mine with a conceptual mine plan targeting both the Côté and Gosselin zones.

Metalla holds a 1.5% NSR royalty that covers substantially all of the Gosselin Mineral Resource estimate and less than 10% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit. The royalty provides significant leverage to the advancement and potential development of the Gosselin deposit.

Taca Taca

On February 19, 2026, First Quantum announced the filing of an updated technical report for the Taca Taca project prepared in accordance with NI 43-101, with an effective date of December 31, 2025. The findings of the technical report support the development of Taca Taca as an open pit mine with an initial processing capacity of 40 Mtpa with an expansion to 60 Mtpa in the fifth year of operations. Highlights of the technical report include:

  average annual copper production of 291 kt in the first ten years and life-of-mine average annual production of 209 kt;
  average annual gold production of 133 koz in the first ten years and life-of-mine average annual production of 96 koz;
  initial mine life of 35 years;
  pre-stripping and construction activities expected to take approximately 3.5 years;
  Proven and Probable Mineral Reserves total 1,990 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,429 kt of copper and 5,532 koz gold; and
  Measured and Indicated Mineral Resources total 2,078 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,716 kt of copper and 5,715 koz gold.

First Quantum also stated that next steps at Taca Taca include approval of the main permit required for development of the project, the Environmental and Social Impact Assessment ("ESIA"). First Quantum continues to work with the Province of Salta on the ESIA and approval is expected in the first half of 2026. First Quantum will continue to work towards an application to the RIGI regime, an incentive regime for large investments created by the Argentine government.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Management’s Discussion and Analysis	Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Amalgamated Kirkland and North AK

On April 30, 2026, Agnico announced that it had received a permit amendment allowing ore from the AK deposit to be processed at the LZ5 processing facility at LaRonde.  Trucking of ore from the AK deposit to the LZ5 facility commenced in April 2026, with milling expected in the second quarter of 2026. Production from the AK deposit is forecast to be approximately 40,000 ounces of gold in 2026.

Metalla expects to receive initial cash flows from AK during the 2026 fiscal year and holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

La Parrilla

On April 21, 2026, Silver Storm reported drill results from the 910 m diamond drilling program at the San Nicolas zone at the La Parrilla mining complex. Highlights included Hole IDP-SN-26-001 that returned 473 g/t AgEq over 3.60 m, including 740 g/t AgEq over 1.65 m and 527 g/t AgEq over 0.90 m, which combined with previously drilled holes confirmed the presence of a high-grade block of mineralization extending at least 90 m above the last mine stopes.   Additionally, holes IDP-SN-26-003 to 005 and EDP-SN-26-001 to 003 have confirmed the extension of the San Nicolas zone more than 85 m at depth below the last mined stopes. Silver Storm has recently added a second underground drill rig to advance the current drilling program more rapidly.

On February 26, 2026, Silver Storm reported that rehabilitation plans at La Parrilla were 50% complete with production restart expected in the second quarter of 2026. Work on the primary feed and crushing circuit is nearing completion, while the flotation circuit is advancing toward an increase in nominal processing capacity from 1,000 to 1,250 tonnes per day. Rehabilitation of the oxide circuit is also underway and is expected to be completed early in the second quarter of 2026. Work is also continuing in the milling area, including upgrades to the ball mills and related infrastructure.

Metalla expects to receive initial cash flows from La Parrilla during the 2026 fiscal year and holds a 2.0% NSR royalty on La Parrilla.

Gurupi

On March 12, 2026, G Mining provided year-end Mineral Reserves and Resources at Gurupi which consisted of Indicated Resources of 1.83 Moz gold at a grade of 1.31 g/t within 43,512 kt, and Inferred Resources of 0.77 Moz gold at a grade of 1.29 g/t within 18,518 kt. G Mining also stated the project continues to advance through technical studies with an updated Mineral Resource Estimate and a Preliminary Economic Assessment targeted for the second half of 2026. The 2026 exploration budget at Gurupi totals $21 million, supporting resource definition drilling, resumption of regional exploration, and the advancement of the Environmental and Social Impact Assessment (EISA), which is expected to be filed in the second half of 2026.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

Wasamac

On April 30, 2026, Agnico announced a potential underground satellite operation with a planned mining rate of approximately 3,200 tpd at Wasamac. Ore is expected to be transported to the Canadian Malartic mill for processing, with average annual gold production expected of 90,000 ounces as early as 2033. In the first quarter of 2026, Agnico stated that they advanced optimization and trade-off studies alongside permitting activities and engagement with stakeholders.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Management’s Discussion and Analysis	Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Castle Mountain

On May 6, 2026, Equinox Gold Corp. ("Equinox") reported in its first quarter MD&A that it expects to release an updated feasibility study for Castle Mountain in the second half of 2026. Equinox stated that it is focused on advancing the engineering work for the Castle Mountain expansion during 2026. An investment decision is expected during the first half of 2027 and is subject to a positive federal permitting decision, the receipt of county and state permits, and approval from its board of directors. Equinox further stated that the draft Environmental Impact Statement (EIS), issued by the Bureau of Land Management, and the draft Environmental Impact Report (EIR) issued by the state lead agency under the California Environmental Quality Act were both published for public comment period of 25 days on April 17, 2026, and their permitting schedule remains on track for issuance of the final EIS and Record Decision during Q4 2026.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

Copper World

On March 27, 2026, Hudbay Minerals Inc. ("Hudbay") announced the expected completion of the definitive feasibility study for Copper World in mid-2026. Hudbay also stated that it has continued to execute detailed engineering work and other de-risking activities, in preparation for a sanctioning decision expected in 2026.

On January 12, 2026, Hudbay announced the closing of a strategic investment from Mitsubishi Corporation for a 30% joint venture ownership interest in Copper World LLC, the entity that holds the Copper World project, for $420 million paid at closing. Hudbay intends to use the proceeds to fund the remaining definitive feasibility study costs and initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months and will contribute its pro-rata share of future equity capital contributions to build the Copper World mine.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Del Toro

On April 28, 2026, Sierra Madre announced that the acquisition of Del Toro was approved by a majority of its shareholders at a special meeting of its shareholders held on April 28, 2026, and that closing of the transaction is anticipated to occur in mid-May 2026.

Metalla holds a 2.0% NSR royalty on Del Toro.

15-Mile

On April 29, 2026, St Barbara Limited ("St Barbara") confirmed the outstanding project economics and optimal environmental and social outcomes from the Prefeasibility Study on the 15-Mile Processing Hub project. Production from the project is anticipated to begin in 2030 and is expected to be sourced solely from the four deposits at 15-Mile until year 3 at which time Cochrane Hill ore mining and haulage commences, and with Beaver Dam ore mining and haulage then anticipated to start in Year 4.

On January 21, 2026, St Barbara announced the results of the 15-Mile Processing Hub Prefeasibility Study, which outlined strong economics and an average production of 103 Koz of gold per year over an 11-year mine life. The study proposes a central mill and tailings facility at 15-Mile, with ore sourced exclusively from 15-Mile until Year 3 of operations, followed by the addition of Cochrane Hill ore in Year 3 and Beaver Dam ore in Year 4. St Barbara noted that environmental baseline monitoring across the 15-Mile Processing Hub continues to advance, supporting permitting and development. In parallel, stakeholder engagement has progressed, with work underway on the Environmental and Impact Assessment through 2027 alongside the feasibility study. Based on an indicative project development timeline, commissioning and production could potentially be as early as 2030.

Metalla holds a 1.0% NSR royalty on the 15-Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Management’s Discussion and Analysis	Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Dumont

On February 25, 2026, Dumont Nickel LP ("Dumont Nickel") announced its plans for the Dumont project, including: finalizing a financing package with governments, private investors, and industrial partners; concluding offtake agreements for concentrate; launching detailed engineering in the third quarter of 2026; and starting construction in 2027. Dumont Nickel also stated that the Dumont project remains the only North American project recognized by the European Economic Commission, and one of the most advanced in the world in the development-ready category.

Metalla holds a 2.0% NSR royalty on Dumont, subject to a buyback of 1.0% for C$1.0 million.

Joaquin

On May 7, 2026, Unico Silver Ltd. ("Unico") reported assay results from 75 drill holes totalling 9,563 meters at Joaquin focused on the La Negra SE and La Morocha SE discoveries and Breccia Puntudo structural trend. Unico continues to observe strong and consistent drill results with mineralization extending beyond the March 2026 Mineral Resource across multiple prospects. Mineralization remains open along the 3.5 km Breccia Puntudo trend and step-out and extensional drilling continues to deliver wide zones of oxide mineralization at La Negra SE and La Morocha SE.

On March 17, 2026, Unico announced a JORC(2012) Mineral Resource Estimate for Joaquin which detailed Indicated and Inferred Resources of 45.3 Mt grading 85 g/t silver and 0.36% gold for 123 Moz of silver and 522 koz of gold. The updated Mineral Resource Estimate was underpinned by 27,723 m of drilling completed since April 2025. Unico also stated that the maiden pre-feasibility study is on track for Q3 2026, with key technical programs underway including metallurgy, pit optimization, geotechnical studies, flowsheet design and environmental baseline work.

Metalla holds a 2.0% NSR royalty on Joaquin.

Garrison

On April 27, 2026, STLLR Gold Inc. ("STLLR") announced additional assay results from its 2026 drilling program at the Jonpol deposit, situated in the Garrison property at the easter end of the Tower Gold project. Highlights included one target yielding 6.03 g/t Au over 22.25 m including 12.67 g/t Au over 9.25 m, and another target yielding 2.14 g/t Au over 33.86 m including 14.89 g/t Au over 2.33 m. The 2026 drilling program has an estimated 8,000 m of planned drilling in the first half of the year and is designed to deliver two primary objectives: first strike extension with the majority of 2026 program targeting the western extension of Jonpol's open-pit mineralization, with plans to expand the strike from 400 m as currently defined in the Tower Gold project Preliminary Economic Assessment to approximately 1,200 m, with Jonpol open along strike and at depth; and second infill drilling to confirm the block model and support the potential expansion of the higher-grade mineralization to incorporate into a future Mineral Resource Estimate.

On April 7, 2026, STLLR announced the first set of assay results from its 2026 drilling program at the Jonpol deposit. The first batch of assays intersected high-grade mineralization along the western strike extension, highlights included one target yielding 9.22 g/t Au over 5.85 m and another target yielding 1.46 g/t Au over 22.65 m.

Metalla holds a 2.0% NSR royalty on Garrison.

La Joya

On April 20, 2026, Silver Dollar Resources Inc. ("SLV") announced the commencement of diamond drilling at La Joya. The 3,500 m drilling program will test targets outside the historical resource area, focusing on the Noria portion and will specifically target the five target areas disclosed in January 2026.

On January 26, 2026, SLV announced its 2026 exploration plans at La Joya. SLV stated they remain focused on its exploration strategy shift from potential open pit to underground at La Joya. SLV is continuing to reinterpret historical data, targeting higher-grade underground mineralization within the La Joya mineralized complex.

Metalla holds a 2.0% NSR royalty on La Joya.

Management’s Discussion and Analysis	Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Plomosas

On February 5, 2026, GR Silver Mining Ltd. ("GR Silver") announced positive results from its metallurgical test work studies conducted as part of the Bulk Sampling Test Mining ("BSTM") program at Plomosas. Sampled and composite feed grades in zones targeted for the BSTM in the historical Plomosas Mine produced concentrates that were within acceptable commercial specifications with no concerns over potential penalties or deleterious elements. GR Silver stated that the key objective for these studies was to support basic engineering and design of a pilot plant as part of ongoing de-risking efforts to potentially bring the historical Plomosas Mine back into production. External independent engineers have been engaged to integrate the test work data into preliminary engineering, design and costing studies, which are being used to source alternatives for a range of pilot plant capacities. The external independent engineering team has initiated assessment of potential options to secure key equipment or a full modular pilot plant in Mexico.

Metalla holds a 2.0% NSR royalty on Plomosas, subject to a buyback of 1.0% for $1.0 million.

Management’s Discussion and Analysis	Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a royalty interest in a portfolio of properties that are in the exploration stage, including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Evolve Royalties	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Silver	Guerrero, Mexico	Au, Ag	2.0% NSR
Black Ridge (Carlin East)	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris/Copper Standard	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Loyalist Exploration	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	Canadian Gold Miner	Canada	Au	1.0% NSR(2)
Fenn-Gib South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Capricorn Metals	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Lake Discov.	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Orla Mining	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Janice Lake	Forum Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Infield Minerals	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Copper Standard	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Kirkland Lake Discov.	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Red Hill	Not Applicable	Nevada, USA	Au	1.5% GOR
Ronda	PTX Metals	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Resources	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Discovery Silver	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp.	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management’s Discussion and Analysis	Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended March 31, 2026, and subsequent period for certain exploration stage assets, based on information publicly filed by the applicable project owner:

TVZ Zone

On April 23, 2026, Discovery Silver Corp. ("Discovery") announced drilling at the TVZ project included 17 holes for 5,803 m to confirm and expand the TVZ Zone. Results from the program were positive and included multiple significant assays from the TVZ1 and TVZ2 zones, which mark the north and south limits of the zone. Discovery stated that drilling at TVZ is ongoing with two drills operating on the 1210 level and one drill on the 1410 level. Drilling on the 1210 level is primarily focused on infilling and extending mineralization proximal to historic drilling, while drilling on the 1410 level continues to test the projected down plunge extension of the TVZ Zone. The current work program is designed to infill and expand the TVZ Zone, with drilling ongoing from historic drill platforms, in preparation for an initial NI 43-101 mineral resource in late 2026.

Metalla holds a 2.0% NSR royalty on the TVZ Zone.

Tower Mountain

On April 20, 2026, Thunder Gold Corp. ("Thunder Gold") announced initial drill results from the 2026 drill program, including the identification of a new gold discovery, at the Tower Mountain property. Drilling at the Star target, approximately 500 m west of the current optimized pit limit that defines the current Mineral Resource estimate, has identified at-surface gold grades over significant interval lengths.

On March 10, 2026, Thunder Gold announced that it had filed a NI 43-101 Technical Report supporting the Mineral Resource estimate at the Tower Mountain project. On January 26, 2026, Thunder Gold announced the results of the inaugural Mineral Resource estimate at the Tower Mountain project, including an Indicated Mineral Resource of 34.5 Mt averaging 0.46 g/t gold for a total of 514 koz gold and an Inferred Mineral Resource of 211.1 Mt averaging 0.45 g/t gold for a total of 3.05 Moz gold. Thunder Gold also announced plans to deliver a Preliminary Economic Assessment in 2027.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Mirado Mine

On April 1, 2026, Kirkland Lake Discoveries Corp. ("KLDC") announced the start of its 2026 diamond drilling program at the past-producing Mirado property located 20 km southeast of Kirkland Lake, Ontario. This campaign marks the first systematic and fully integrated, large-scale exploration of the asset in over a decade, aiming to expand known high-grade zones and test new structural targets. KLDC stated that the 2026 program is designed to move the Mirado property toward a modern resource update.

On April 16, 2026, and April 23, 2026, KLDC announced assay results from its first and second drill holes from its ongoing 2026 diamond drilling program at the Mirado property. Hole KLM26-001 highlights included 5.66 g/t Au over 18.2 m, including 23.03 g/t Au over 4.3 m. The second drill hole, targeting the South Zone at Mirado, stepped out 75 m southeast of KLM26-001 and confirmed continuous mineralization with 1.01 g/t Au from 11.0 m to 132.0 m, including a high-grade interval of 7.41 g/t over 4.8 m from 74.2 m. Ongoing drilling will continue to focus on step-out targeting along strike and at depth, while systematically evaluating the down-plunge potential of the South Zone and testing geophysical targets, including the deep IP anomaly.

On May 4, 2026, KLDC announced additional assay results with Hole KLM26-004 highlights included 39.35 g/t Au over 16.4m from 53.6 m to 70 m, including 106.9 g/t Au over 6.0 m and 1,670 g/t over 0.38 m, and 2.22 g/t Au over 26.1 m from 78.7 m to 104.8 m, including 3.75 g/t Au over 13.5 m. KLDC further stated that results from drill hole KLM26-004, located approximately 40 m southeast of KLM26-002, confirm the lateral continuity of the South Zone mineralized system and demonstrate the presence of high-grade shoots within the broader mineralized envelope with geological continuity.

Metalla holds a 1.0% NSR royalty on the Mirado Mine.

Management’s Discussion and Analysis	Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

DeSantis Mine

On April 23, 2026, Loyalist Exploration Ltd. ("Loyalist") announced the completion of a preliminary review of the past-producing DeSantis Mine located approximately 4.5 km southwest of Timmins, Ontario. The preliminary review focused on 488 historical drill holes totaling 101,945 m of surface and underground drilling, 21,158 gold assays from core samples, wireframes of historical mine workings, and wire frames of the Hydrothermal Zone ("HZ") and the Albitite Zone ("AZ"), the two main gold-mineralized domains historically recognized at the DeSantis Mine. Loyalist stated that the review has identified six priority targets including shallow up-dip extension of the AZ, shallow west extension of the HZ, depth extension of the AZ, possible parallel zone above the AZ, deep isolated anomaly (DS12-003A), and west property target, highlighting the signification exploration potential of the property.

Metalla holds a 1.5% NSR royalty on the DeSantis Mine.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters to March 31, 2026:

	Three months ended
	March 31,	December 31,	September 30,	June 30,
	2026	2025	2025	2025
Revenue from royalty and stream interests	$3,064	$3,323	$4,000	$2,695
Net income (loss)	111	(2,403)	629	(1,736)
Earnings (loss) per share - basic and diluted	0.001	(0.03)	0.01	(0.02)
Weighted average shares outstanding – basic	93,212,062	92,631,004	92,543,216	92,521,443
Weighted average shares outstanding – diluted	95,671,170	92,631,004	94,680,847	92,521,443

	Three months ended
	March 31,	December 31,	September 30,	June 30,
	2025	2024	2024	2024
Revenue from royalty and stream interests	$1,721	$2,130	$1,622	$875
Net income (loss)	(731)	(1,084)	(1,169)	(1,491)
Earnings (loss) per share - basic and diluted	(0.01)	(0.01)	(0.01)	(0.02)
Weighted average shares outstanding – basic	92,341,558	91,850,425	91,641,647	91,486,913
Weighted average shares outstanding – diluted	92,341,558	91,850,425	91,641,647	91,486,913

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended March 31, 2026, net income increased compared to the prior period primarily due to lower general and administrative expenses which are typically the highest in the fourth quarter of the fiscal year.
  For the three months ended December 31, 2025, revenue decreased compared to the prior period primarily due to a decrease in revenue from Endeavor, due to a safety incident and a temporary suspension of operations. Net loss increased compared to the prior period due to a decrease in revenue and higher general and administrative expenses, which are typically higher for the fourth quarter of the fiscal year.
  For the three months ended September 30, 2025, revenue increased compared to the prior period primarily due to the commencement of payment from Endeavor. Net income increased compared to the prior period primarily due to the increase in revenue and not incurring the one-time charges in the prior period related to the retirement of the convertible loan facility.
Management’s Discussion and Analysis	Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  For the three months ended June 30, 2025, revenue increased compared to the prior period primarily due to increases from Tocantinzinho, Wharf, and Aranzazu. Net loss increased primarily due to the loss on extinguishment of the convertible loan facility of $0.7 million and $0.5 million in foreign exchange losses upon extinguishment of the C$ denominated convertible loan facility, offset partially by the increase in revenue.
  For the three months ended March 31, 2025, revenue decreased compared to the prior period primarily due to lower amounts from Wharf and Tocantinzinho. Net loss decreased due to lower general and administrative expenses, and lower share-based payments compared to the prior period, offset partially by lower revenues and foreign exchange gains compared to the prior period.
  For the three months ended December 31, 2024, revenue increased compared to the prior period primarily due to the increase in revenue from Tocantinzinho as it ramped up to full production in the period.
  For the three months ended September 30, 2024, revenue increased, and net loss decreased compared to the prior period primarily due to the start of payments from both Tocantinzinho and La Guitarra.
  For the three months ended June 30, 2024, revenue decreased due to lower amounts compared to prior periods from Wharf and El Realito. Net loss decreased due to lower general and administrative expenses, and higher mark-to-market gains on loan liabilities compared to the prior period, offset partially by lower gross profit compared to the prior period.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2026

The Company earned net income of $0.1 million for the three months ended March 31, 2026 ("Q1 2026"), compared with a net loss of $0.7 million for the three months ended March 31, 2025 ("Q1 2025").

Significant items impacting the change in net income included the following:

  an increase in revenue from $1.7 million in Q1 2025 to $3.1 million in Q1 2026, primarily due to increases in revenue earned in the current period from Tocantinzinho, Aranzazu, Wharf, and due to the addition of revenue from Endeavor which had not started in the comparative period;
  an increase in general and administrative expenses from $0.9 million in Q1 2025 to $1.5 million in Q1 2026, primarily due to higher compensation and corporate administration costs; and
  an increase in tax expense from less than $0.1 million in Q1 2025 to $0.2 million in Q1 2026, primarily related to higher revenues earned in the current period.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern.

The Company's cash balance as at March 31, 2026, was $10.0 million (December 31, 2025 - $9.8 million) and its working capital was $10.0 million (December 31, 2025 - $9.0 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for at least the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Tocantinzinho, Aranzazu, Wharf, Endeavor, La Encantada, and La Guitarra royalties, and drawdowns under the revolving credit facility. The Company may also raise funds by entering into new debt agreements, selling non-core assets, or issuance of shares through public and/or private placements.

During the three months ended March 31, 2026, cash increased by $0.2 million. The increase was due to cash provided by operating activities of $1.0 million, cash used in investing activities of $1.1 million, and cash generated by financing activities of $0.2 million. Exchange rate changes had an impact on cash of less than $0.1 million.

Management’s Discussion and Analysis	Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with BMO and NBF for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability (the "Accordion"), subject to certain conditions, to increase the facility to $75.0 million. BMO is the administrative agent of the Facility, and BMO and NBF are co-lead arrangers and joint bookrunners. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF will be available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio. The undrawn portion of the RCF is subject to standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in compliance with all financial covenants as at the last day of the quarter ended March 31, 2026. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

As at March 31, 2026, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $0.8 million.

Cash Flows from Operating Activities

During the three months ended March 31, 2026, cash provided by operating activities was $1.0 million and was primarily the result of net income of $0.1 million, increased by $1.5 million for items not affecting cash, and partially offset by a $0.6 million decrease in non-cash working capital items. During the three months ended March 31, 2025, cash provided by operating activities was $0.6 million and was primarily the result of a net loss of $0.7 million, partially offset by $1.5 million for items not affecting cash, and a $0.2 million decrease in non-cash working capital items.

Cash Flows from Investing Activities

During the three months ended March 31, 2026, cash used by the Company's investing activities was $1.1 million and was primarily related to payments in the period to settle acquisition payables partially offset from payments of dividends from Silverback. During the three months ended March 31, 2025, cash provided by the Company's investing activities was $0.1 million and was primarily related to payments of dividends from Silverback.

Cash Flows from Financing Activities

During the three months ended March 31, 2026, cash provided by the Company's financing activities was $0.2 million, and was primarily related to proceeds from the exercise of stock options of $0.5 million offset by the payment of interest of $0.2 million and finance charges of less than $0.1 million. During the three months ended March 31, 2025, cash used in the Company's financing activities was $1.4 million, and was primarily related to payment of interest of $0.8 million and payment of finance charges of $0.6 million.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  93,442,762 Common Shares issued and outstanding;
  2,666,557 stock options outstanding with a weighted average exercise price of C$5.79; and
  1,221,960 unvested restricted share units.
Management’s Discussion and Analysis	Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Requirement for Additional Financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the RCF. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings, and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, Jason Cho, the President, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, and Chris Beer in their capacity as directors of the Company).

The aggregate value of transactions relating to key management were as follows:

	Three months ended
	March 31,	March 31,
	2026	2025
Salaries and fees	$355	$323
Share-based payments	712	447
Total related party expenses	$1,067	$770

As at March 31, 2026, the Company had $Nil due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at March 31, 2026, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Management’s Discussion and Analysis	Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

Contractual Commitments

As at March 31, 2026, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,953	$-	$-	$1,953
Loans payable principal and interest payments(1)	839	14,578	-	15,417
Payments related to acquisition of royalties and streams(2)(3)	2,148	-	-	2,148
Total commitments	$4,940	$14,578	$-	$19,518

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at March 31, 2026.

(2) Payment required for the acquisition of the royalty on the Lama project of $1.25 million which will be payable in cash in January 2027.

(3) Payment of $0.9 million (C$1.25 million) in cash required for a milestone payment under the Hoyle Pond Extension property. Payment of C$0.5 million was completed in cash in May 2026 and the remainder is expected to be made prior to the completion of the third quarter of 2026.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of March 31, 2026.

As at March 31, 2026, the Company had the following contingent commitments:

  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the Gurupi project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the Gurupi project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile; and
  The Company is obligated to make potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assignee makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assignee enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assignee sells the Vizcachitas project or  Los Andes Copper to an arms' length third party.
Management’s Discussion and Analysis	Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	March 31,	December 31,
	2026	2025
Financial assets
Amortized cost:
Cash and cash equivalents	$9,971	$9,794
Royalty and stream receivables	2,932	4,312
Other receivables	86	67
Fair value through profit or loss:
Marketable securities	405	260
Total financial assets	$13,394	$14,433

Financial liabilities
Amortized cost:
Trade and other payables	$1,953	$3,966
Revolving credit facility	12,264	12,176
Acquisition payables	2,148	2,446
Total financial liabilities	$16,365	$18,588

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and cash equivalents, accounts receivables (royalty and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities, included in prepaid expenses and other on the Company's statement of financial position, are carried at fair value and are classified within Level 1 of the fair value hierarchy. There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2026, and the year ended December 31, 2025.

Management’s Discussion and Analysis	Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The RCF and acquisition payables are carried at amortized cost. The RCF is classified within Level 2 because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread adjustment. As at March 31, 2026, the fair value of the RCF was $11.5 million (December 31, 2025 - $11.4 million). In prior periods, the Company had derivative loan liabilities embedded in the A&R Loan Facility that were carried at fair value and were classified within Level 3 of the fair value hierarchy, with the retirement of the A&R Loan Facility on June 24, 2025, the Company no longer has any derivative loan liabilities.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5 of the Company's condensed interim consolidated financial statements as at and for the three months ended March 31, 2026. All current liabilities are settled within one year.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at March 31, 2026, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, and Mexican peso would result in an increase/decrease in the Company's pre-tax loss of less than $0.1 million.

Interest Rate Risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The only financial instrument that is subject to interest rate risk is the RCF, which bears a variable interest rate when drawn. The undrawn portion of the RCF is subject to standby charges. There is no significant impact on the Company's pre-tax loss with a 1% increase or decrease in the interest rate charged on the RCF as at March 31, 2026.

Commodity Price Risk

The Company's royalties, streams, and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, copper, and silver are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Management’s Discussion and Analysis	Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) Adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average Cash Cost Per Attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Three months ended
	March 31,	March 31,
	2026	2025
Cost of sales for NLGM(1)	$15	$7
Total cash cost of sales	15	7
Total attributable GEOs	660	628
Average cash cost per attributable GEO	$23	$11

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average Realized Price and Operating Cash Margin Per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis	Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's average realized price and operating cash margin per attributable GEO were:

	Three months ended
	March 31,	March 31,
	2026	2025
Royalty revenue (excluding fixed royalty payments)	$3,064	$1,719
Revenue from NLGM(1)	151	74
Sales from stream and royalty interests	3,215	1,793
Total attributable GEOs sold	660	628
Average realized price per attributable GEO	$4,871	$2,855

Operating cash margin per attributable GEO(2)	$4,848	$2,844

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's Adjusted EBITDA was:

	Three months ended
	March 31,	March 31,
	2026	2025
Net income (loss)	$111	$(731)
Adjusted for:
Interest expense	349	448
Finance charges	37	80
Income tax provision	186	25
Depletion	364	497
Foreign exchange loss	36	1
Share-based payments (1)	780	546
Adjusted EBITDA	$1,863	$866

(1) Includes stock options and restricted share units.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2025.

Management’s Discussion and Analysis	Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR") and Disclosure Controls and Procedures ("DCP"), as those terms are defined in NI 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the Company.

The Company's ICFR and DCP may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

There have been no changes in the Company's ICFR during the three months ended March 31, 2026, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Under the supervision and with the participation of management, including the CEO and CFO, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 25, 2026, which is available on SEDAR+ at www.sedar.com and in the Company's Form 40-F filed with the SEC and available on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in NI 43-101.

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Management’s Discussion and Analysis	Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the RCF;
  the effective interest rate of drawdowns under the RCF and the life expectancy thereof;
  the amounts that Metalla has to pay under the RCF;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
Management’s Discussion and Analysis	Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  the Company undertaking any offering of securities under its base shelf prospectus and corresponding registration statement;
  the 2026 exploration budget for Tocantinzinho and its focus;
  the expected 2026 production guidance at Tocantinzinho;
  the expected 2026 production guidance at Wharf;
  the planned exploration activities at Wharf in 2026;
  the planned exploration budget at Wharf for 2026;
  the mine life extensions at Wharf;
  the expected production increase at Aranzazu and the timing thereof;
  the planned production at Endeavor;
  the planned shipments of ores to a smelter for Endeavor, and the related realization of value;
  the expected production expansion at La Guitarra, the reduction of unit costs, and the timing thereof;
  the two-stage exploration program at La Guitarra;
  the potential increase nameplate processing capacity at La Guitarra and the timing thereof;
  the completion of an updated NI 43-101 Technical Report for Côté gold mine including Gosselin and the timing thereof;
  the expansion of the processing plant at Côté;
  the release of an updated Mineral Reserve and Mineral Resource estimate for Côté and the timing thereof;
  the exploration activities at Côté in 2026;
  the inclusion of the results of the Gosselin exploration program into an updated mineral reserve and resource estimate and the timing thereof;
  the mine life and processing capacity at Taca Taca;
  the expected production at Taca Taca;
  the pre-stripping and construction activities at Taca Taca and the timing thereof;
  the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province, and the expected timing for approval thereof;
  the submission of an application for the RIGI regime for Taca Taca;
  the milling of the ores from the AK deposit and the timing thereof;
  the expected 2026 production guidance at AK;
  the receipt of initial cash flows from AK and the timing thereof;
  the various works at La Parrilla related to the restart of operations and the timing thereof;
  the restart of operations at La Parrilla and the timing thereof;
  the receipt of initial cash flows from La Parrilla and the timing thereof;
  the release of an updated Mineral Resource Estimate and Preliminary Economic Assessment for Gurupi and the timing thereof;
  the exploration budget for Gurupi in 2026 and its focus;
  the filing of an environmental and social impact assessment for Gurupi and the timing thereof;
  the potential underground satellite operation and the planned mining rate at Wasamac;
  the expected milling of Wasamac ore at Canadian Malartic mill;
  the expected gold production at Wasamac and the timing thereof;
  the release of an updated feasibility study for Castle Mountain and the timing thereof;
  the advancement of engineering work for the Castle Mountain expansion and the timing thereof;
  the investments decision about Castle Mountain and the timing thereof;
  the receipt of required permits and approvals for Castle Mountain;
  the issuance of the final EIS and Record Decision for Castle Mountain and the timing thereof;
  the completion of a definitive feasibility study for Copper World and the timing thereof;
  the sanction decision for Copper World and the timing thereof;
  the use of proceeds from the Mitsubishi investment at Copper World;
  the expected additional contributions by Mitsubishi into Copper World and the timing thereof;
  the completion of Sierra Madre’s acquisition of Del Toro and the timing thereof;
  the commencement and source of production at 15-Mile and the timing thereof;
  the mine life and expected production at 15-Mile;
  the production plans suggested for 15-Mile in the prefeasibility study;
  the completion of environmental baseline monitoring at 15-Mile;
Management’s Discussion and Analysis	Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  the work related to the Environmental and Impact Assessment and the feasibility study for 15-Mile and timing thereof;
  the commencement of commissioning and production activities at 15-Mile and the timing thereof;
  the finalization of a financing package, the engineering work and the commencement of construction at Dumont and the timing thereof;
  the release of a pre-feasibility study for Joaquin and the timing thereof;
  the 2026 drilling program at Garrison;
  the extension and expansion plans at Garrison;
  the de-risking efforts at Plomosas to bring it back into production;
  the drilling program and TVZ Zone;
  the release of an initial mineral resource for TVZ Zone and the timing thereof;
  the completion of a Preliminary Economic Assessment for Tower Mountain and the timing thereof;
  the 2026 exploration program at Mirado;
  the ongoing drilling at Mirado;
  the amount and timing of the attributable GEOs expected by the Company in 2026, and the factors that will include the same;
  the expected cash flows from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada and La Guitarra royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;
  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
Management’s Discussion and Analysis	Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  competition among mineral royalty companies and other participants in the global mining industry;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to potential conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  that Metalla may be subject to litigation, claims, actions, regulatory or governmental investigations, audits and other proceedings in the ordinary course of business;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the RCF;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Management’s Discussion and Analysis	Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2026
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis	Page 30